07024223

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 4 Press release1 from May 15 to June 5
- 2 statements of stock buy-back program in English
- 1 formulaire de déclaration d'actions et de droits de vote in French
- 1 déclaration des opérations réalisées sur les titres de la Société in French
- 1 Euronext Paris Notices from May 29
- Shareholder's guide

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by fascmile may be directed to the undersigned at 33 1 40 62 54 65.

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris, June 45 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.




AIR LIQUIDE

Paris, 5 June 2007

Inauguration of the new Research and Technology Center in the USA

Contacts:

Corporate Communications
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

North America
Diane Labelle
+1 713 624 80 82
Michael Rosen
+ 1 713 624 80 23

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Research, Advanced Technologies and Engineering

involve nearly **3,000 employees**, of **25** different **nationalities**, spread over **20 centers** in Europe, North America and Japan.

Pure **research** activity is organised as a network to develop high-level expertise, and each year files half of the Group's patents. It is supported by 120 industrial partnerships and more than a hundred cooperation programmes with universities and research centers.

Advanced Technologies develop the Group's skills and expertise in fields with a high technological content: space, cryogenics, aeronautics, gas engineering and hydrogen energy.

Engineering designs, manufactures and constructs gas production units for the Group and external customers.

Air Liquide Chairman and CEO Benoît Potier inaugurated the **Group's new US Research and Technology Center** in Newark, Delaware, this week, in the presence of **Ruth-Ann Minner, Governor of Delaware,** and numerous VIPs. The Center will be called the "*Delaware Research and Technology Center*" (DRTC).

Located on a **22-hectare site** south of Philadelphia, this **center** now **brings together** in a single location the researchers of the previous Chicago Research Center (opened in 1983), the experts of MEDAL (a subsidiary which produces membranes for gas separation and purification), the engineers of the Advanced Technologies Division in the USA (ALATUS) and the teams of the SEPPIC subsidiary (specialty chemicals). There are thus **over 80 researchers of 14 different nationalities** and with very diverse training backgrounds working on this new campus.

Air Liquide has invested **35 million US dollars** in the construction of this center, to supplement the Group's innovation teams in Europe and Asia. The DRTC will devote itself to **12 areas of research**: from gas production to applications in electronics, healthcare and food processing, and in particular **clean energy**.

With more than 20% of the Group's 2006 revenues generated in North America, a very innovation-oriented market, the DRTC aims to **double** Air Liquide's **research effort** in the United States and should eventually have **150 staff members.** With **one-third of global R&D spending**, North America remains **one of the leaders in technology**. This new center will therefore be able to develop stronger partnerships with the Group's **major customers**, and establish **academic cooperation agreements** with the best **American laboratories and universities**. Finally, it will be supported by a multicultural, international pool of scientific and academic talent.

Benoît Potier, Air Liquide Chairman and CEO, stated: "***In 2006, Air Liquide devoted more than 200 million euros to innovation, research and technology, and files on average one patent per day each year.***

With the establishment of the* Delaware Research and Technology Center *in North America, we have today in total, in our main geographic zones, nearly 3,000 experts dedicated to three major themes: sustainable development, healthcare and technology.

This center will enable us to profit from stronger synergies between our experts, our customers and the academic world. It will also encourage mobility of the Group's men and women, as well as ideas.

This new initiative supports the Group's ambitions. It strengthens its leadership in the field of innovation, responds to the needs of customers and will accelerate growth for the Group."



New-York
Washington
DRTC
Corporate Research Centers
Advanced Technologies Entities
Specialist Research Centers
Engineering Centers

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*


AIR LIQUIDE

Paris, May 31, 2007

Air Liquide to Supply Portable Hydrogen Fueling Systems to General Motors in the U.S.


AIR LIQUIDE
Hydrogen
HYDROGEN3



Using **hydrogen as a vector of energy** is a promising alternative fuel solution for motor vehicles. Used in a fuel cell, hydrogen combines with oxygen in the air to produce electricity to power the vehicle, with water as the only emission.

Air Liquide is committed to enabling the **hydrogen energy infrastructure**. Working closely with partners in the private and public sectors, Air Liquide is helping to move hydrogen energy technologies from the drawing board to the real world. The Group is actively developing **the entire hydrogen energy supply chain**, from producing hydrogen, to making fuel cells, to developing solutions to distribute hydrogen to end users.

Air Liquide Advanced Technologies U.S. LLC has been selected to supply five, 700-bar, portable fast-fill hydrogen fueling systems to General Motors in the U.S. General Motors (GM) will also have an option to acquire two additional systems. The systems will be built in North America, with proprietary engineering designs from Air Liquide's Advanced Technologies teams, and should be operational by the end of 2007.

This is Air Liquide's second collaboration with GM related to hydrogen as energy. Air Liquide is also working with GM in Canada, having installed a fueling system at GM's Cold Weather Testing site for hydrogen vehicles, in Kapuskasing, Ontario.

Pierre Dufour, Executive Vice-President of Air Liquide Group, and president and CEO of American Air Liquide Holdings, Inc. stated: ***"This agreement with General Motors is one of the ways in which Air Liquide is contributing to advance the use of hydrogen as a source for energy and as an alternative solution to fuel the vehicles of the future. We are very pleased to be collaborating with General Motors on this project."***

With over 40 years' expertise in the hydrogen business and in line with its commitment to sustainable development, Air Liquide is a major partner in numerous international hydrogen energy projects in Europe, Japan and North America. Air Liquide considers it has a responsibility as a world leader to ***open up new markets and introduce scientific and technological innovation in society.***

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

North America
Diane Labelle
+1 713 624 80 82
Michael Rosen
+ 1 713 624 80 23

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Advanced Technologies

Air Liquide Group's **Advanced Technologies** division develops competencies and know-how in high technology domains: space, ultra-low temperature cryogenics, aeronautics, gas engineering, hydrogen as energy. This division employs 750 people in Europe and the United States.


HYDROGEN

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...)** and many other gases including **hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life.** Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance.** Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth.** Sales in 2006 totaled **10,949 million euros,** with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

www.airliquide.com



Paris, May 31, 2007

Acquisition of Linde Gas UK now complete

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide is pleased to announce that **effective from May 31, 2007, the business activities of Linde Gas UK have been transferred to the Air Liquide Group**. The transaction is based on **an enterprise value of 105 million euros**. This acquisition will have an immediate and positive impact on the Group's results and allow Air Liquide to **almost double the size of its UK operation.**

This new business is **very complementary** with Air Liquide activities. The acquisition of additional production units will enable Air Liquide to provide a wider range of products and services to key industry sectors and enhance its capabilities significantly. It also gives an exciting opportunity **to access the UK hospital and homecare markets**, an area where Air Liquide has proven its ability to provide innovative and customer oriented solutions elsewhere in the world.

Klaus Schmieder, Senior Executive Vice-President of the Air Liquide Group, stated: ***"Air Liquide will integrate the existing UK operations in an enlarged business, to grow and strengthen its position as a key player in the UK industrial and medical gases markets. It will also enable us to increase our ambitions in this market through more rapid deployment of our Group's overall resources and expertise."***

Air Liquide in the UK

Air Liquide is present in the UK since 2004, following the acquisition of local Messer operations.

With around 280 employees, Linde Gas UK has total revenues of around 60 million euros derived from a diversified industrial, medical and homecare customer base throughout the country. 30% of its activities are in the medical gases and homecare services markets.

Air Liquide UK and Linde Gas UK offer significant synergies.

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



Paris, May, 15, 2007

Southern Africa: several successes

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide in Southern Africa

Present in Southern Africa since 1948, Air Liquide employs **600 people** with annual **sales of over 70 million euros in 2006**, and was significantly reinforced by the acquisition of Messer activities in 2002. Air Liquide's activities include **all industrial merchant applications, medical gases** and services in **South Africa and Botswana** as well as distribution of products in **Mozambique**.

Southern Africa has enjoyed renewed growth over the past two years. It has a diversified economy, supported by coal and metal mining.

Air Liquide Southern Africa has achieved several successes over the past three months, which will translate in investments in excess of 20 million euros.

In the **Durban area**, the investment of **a new liquefier**, that will more than double existing capacity, has been committed to meet the growing demand of this basin, where needs in pulp and paper, wastewater treatment, as well as the inerting of chemical products storage are growing.

A new **CO_2 recovery and purification unit** will also be installed in the **Cape Town region** to supply the local food industry as well as the recently developed wine market with Aligal range. Following recent CO_2 shortages in South Africa, Air Liquide is committed to more than **double its capacity over the next two years.**

VitalAire, a pioneer in the development of homecare supply to patients in South Africa since the 1980s, has just won the **state tender for oxygeno-therapy** in the country. **VitalAire South Africa is the leader in respiratory homecare with 7,000 patients.**

Finally, **Air Liquide has just received a Letter of Intent from Tati Nickel for the supply of over 600 tonnes per day of oxygen.** Tati is a joint venture between the group LionOre and the government of Botswana, specializing in the extraction of nickel. Two new *Air Separation Units* (ASUs) will be added to the existing Air Liquide capacity in Botswana, which is already dedicated to the mining industry, and will reinforce Air Liquide's leadership in the country.

Pierre Dufour, Executive vice-President of the Air Liquide Group, declared: ***"These recent successes significantly reinforce Air Liquide's position for new projects in the region, in the field of industrial gases as well as in healthcare. The increase of our production capacity is part of the plan to accelerate investments in emerging markets and of the Group's commitment to pursue its growth strategy in dynamic areas".***


ANGOLA
ZIMBABWE
NAMIBIA
BOTSWANA
South Africa

With nearly ***37,000 employees*** *in* ***72 countries****, Air Liquide is a* ***world leader*** *in industrial and medical gases and related services. The Group offers* ***innovative solutions*** *based on constantly enhanced* ***technologies*** *and produces* ***air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen****. The Group contributes to the manufacturing of* ***many everyday products****: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

Air Liquide is committed to ***sustainable development*** *and helps to* ***protect life****. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on* ***trust*** *and* ***transparency*** *and guided by the principles of* ***corporate governance****. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted* ***strong and steady earnings growth****. Sales in 2006 totaled* ***10,949 million euros****, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*


AIR LIQUIDE

information



Paris, May 25, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 16 to May 24, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
16 May	35,000	173.24 €	6.063.400 €
22 May	6,000	178.98 €	1.073.866 €
23 May	19,000	178.80 €	3.397.183 €
24 May	13,000	177.76 €	2.310.861 €
25 May	2,000	175.52 €	351.040 €
Total period	**75,000**	**175.95 €**	**13.196.349 €**

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ *+ 33 (0)1 40 62 53 09*

Investor Relations
Virginia JEANSON ☎ *+ 33 (0)1 40 62 57 50*

www.airliquide.com


AIR LIQUIDE

information



Paris, May 16, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 8 to May 15, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
8 May	20,000	181.47 €	3,629,450 €
10 May	10,000	181.25 €	1,812,469 €
11 May	10,000	180.44 €	1,804,417 €
14 May	10,000	179.47 €	1,794,730 €
15 May	40,000	174.46 €	6,978,320 €
Total period	**90,000**	**177.99 €**	**16,019,386 €**

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has nearly 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Philippe de Saint-Ours ☎ ***+ 33 (0)1 40 62 53 09***

Investor Relations
Virginia JEANSON ☎ ***+ 33 (0)1 40 62 57 50***

www.airliquide.com

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT POTIER Benoît Président-Directeur Général
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☒ Cession .... ☐ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 24 mai 2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 178,46 €
8. MONTANT DE L'OPÉRATION 32 122.80 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65



FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ...**BURAY Geneviève**..
  - Tel : **01 40 62 52 63**... Fax : **01 40 62 54 65** Email : **genevieve.buray@airliquide.com**

- **Société déclarante :**
  - Dénomination sociale : ...**L'AIR LIQUIDE**...
  - Adresse du siège social : ...**75 Quai d'Orsay – 75007 PARIS**...
  - Marché Réglementé (Eurolist) :

  ☒ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

  Nombre total d'actions composant le capital de la société déclarante : **120.774.228**.............................

  Nombre total de droits de vote de la société déclarante : ......**120. 774.228**...
  (comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

  - Origine de la variation : ...**Levée d'options** ....
  - Date à laquelle cette variation a été constatée : ...**31/05/2007**..

  Lors de la précédente déclaration en date du ...**04/05/2007**...........

  - le nombre total d'actions était égal à ....**120.706.088**...
  - le nombre total de droits de vote était égal à ...**120. 706.088**..

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  ☒ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

Fait à Paris, le 4 juin 2007
Signature :
Philippe de SAINT-OURS
Directeur du Service actionnaires

Euronext Notice


euronext

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	29/05/2007
N° Avis	PAR_20070529_7553_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 2400 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 31/05/2007.

Ancien nombre de titres en circulation:	120771828
Nombre de titres à admettre:	2400
Nouveau nombre de titres en circulation:	120774228
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	29/05/2007

Notice	PAR_20070529_7553_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

2400 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 31/05/2007:

Old number of outstanding shares:	120771828
Number of shares to be listed:	2400
New number of outstanding shares:	120774228
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****


AIR LIQUIDE

Shareholder's guide

Summarized annual report 2006

www.airliquide.com

World leader in industrial and medical gases

Air Liquide provides industrial and medical gases and related services.

The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many everyday products.

Founded in 1902, the Company has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency**, and guided by the principles of **corporate governance**.

Revenue for 2006
10.9 billion euros

1 million
customers

Presence in
72 countries

Nearly
37,000
employees

365,000
shareholders

Cover photo: three generations of shareholders

Message from our **Chairman and CEO**

AIR LIQUIDE



Dear Shareholders,

The year 2006 was a new year of growth for your Group. The increase in revenue was strong (5.7%), as it was for net earnings, which exceeded one billion euros (+11.4%) for the first time, and net earnings per share (+10.2%), on a comparable basis.

A strengthening of our positions
In Asia, a particularly dynamic region in which most of the worldwide electronics industry is concentrated, we have strengthened our position in Japan by buying the remaining 45% of Japan Air Gases. At the start of 2007, we also announced the purchase of the minority interests in four joint ventures held with BOC in South-East Asia, in Singapore, Thailand, Vietnam and the Sultanate of Brunei. These acquisitions represent a major move forward for the Group.
In tougher competitive conditions, we have also continued to improve productivity, which has resulted in an improvement in margins. We recorded productivity gains in procurement, through the introduction of new management tools and also organizational changes in Europe.

Objective: first do better, then do more
This improvement program for our operating performance is one of the Group's major priorities for the coming years. Our objective is to generate growth in net profit slightly higher than that in revenue, over the long term, so that we can invest in anticipation of future market conditions. At the same time, our ambition is to take stronger positions in growth markets and in developing sectors by deploying our expertise and innovation skills. This will be the Group's second major priority.

An organization based on our core businesses
As the growth in demand comes largely from emerging economies, ensuring rapid decision-making and flawless implementation is critical. This a real challenge that our teams face each day in an organization strengthened around our core businesses.

Air Liquide, a blue chip growth stock
Strengthened by this dynamic, which combines increased productivity with the development of our business, we will optimize profits from the growth potential of our markets. These changes go hand in hand with creating new value for all our shareholders. My wish is that the Air Liquide share now be considered both a defensive and a growth blue chip stock.

Benoît Potier
Chairman and CEO



Management and control
Structures

General Management Team



Benoît Potier
Chairman and CEO
Born in 1957 – French nationality



Jean-Claude Buono
Executive Vice-President
Born in 1943 – French nationality



Klaus Schmieder
Executive Vice-President
Born in 1948 – German nationality

Its mission

The General Management Team has three members: Benoît Potier, Chief Executive Officer, assisted by Jean-Claude Buono, Executive Vice-President, and Klaus Schmieder, Executive Vice-President.

As the earlier Management Board did, the General Management Team meets regularly to deliberate primarily on:

- Group-wide strategic operations,
- budgets and financial statements,
- investments and major industrial projects, the principal mergers, acquisitions, discontinued operations and sales of companies.

As in the past, questions related to the safety of our people receive special attention.

Board of Directors

Benoît Potier
Chairman and CEO
Director of Danone Group
Member of the Supervisory Board of Michelin

Sir Lindsay Owen-Jones
Vice-Chairman of the Board of Directors
Chairman of the Appointments Committee and of the Remuneration Committee
Chairman of the Board of Directors of L'Oréal

Édouard de Royere
Honorary Chairman
Member of the Audit and Accounts Committee
Member of the Supervisory Board of Michelin

Thierry Desmarest
Member of the Appointments Committee and of the Remuneration Committee
Chairman of Total S.A.
Chairman and CEO of Elf-Aquitaine

Alain Joly
Member of the Appointments Committee and of the Remuneration Committee
Director of Lafarge and BNP Paribas

Professeur Rolf Krebs
Member of the Audit and Accounts Committee
Chairman of the Supervisory Board of Epigenomics AG, Ganymed Pharmaceuticals AG, Merz Pharmaceuticals GmbH and E. Merck KGaA

Gérard de La Martinière
Chairman of the Audit and Accounts Committee
Chairman of the French Federation of Insurance Companies and of the European Insurance Committee

Cornelis van Lede
Member of the Appointments Committee and of the Remuneration Committee
Member of the Supervisory Board of Akzo Nobel N.V., Royal Philips Electronics N.V. and Heineken N.V.

Béatrice Majnoni d'Intignano
Member of the Audit and Accounts Committee
Professor at the University of Paris XII - Créteil
Director of AGF

Thierry Peugeot
Chairman of the Supervisory Board of Peugeot S.A.

Paul Skinner
Chairman of Rio Tinto plc and Rio Tinto Ltd

Executive Committee

The Executive Committee handles global coordination between the Group's different programs and activities and focuses primarily on:

- the examination of operational management in terms of objectives, progress and action plans;
- the steering of projects for change;
- human resources strategy;
- and development.

On January 1st, 2007, it comprised the three members of the General Management Team:

Benoît Potier
Chairman and CEO

Jean-Claude Buono
Executive Vice-President

Klaus Schmieder
Executive Vice-President
Zone: Europe

and the seven members of the Executive Committee:

Pierre Dufour
Executive Vice-President
WBL [1] – Large Industries
Zones: Large Industries Europe, North and South America, Africa and Middle-East
Born in 1955 – Canadian nationality

Jean-Marc de Royere
Senior Vice-President
WBL [1] – Healthcare & Specialties
Born in 1965 – French nationality

Jean-Pierre Duprieu
Senior Vice-President
WBL [1] – Electronics
Zones: North East and South East Asia, Japan, Pacific
Born in 1952 – French nationality

François Darchis
Senior Vice-President
WBL [1] – Industrial Merchant
R&D, Technologies, Engineering & Construction
Born in 1956 – French nationality

Ron LaBarre
Vice-President
Large Industries: Strategy, markets, training, project development
Born in 1950 – U.S. nationality

John Glen
Vice-President - Finance and Administration
Born in 1959 – Scottish nationality

Dominique Maire
Vice-President - Communication
Born in 1948 – French nationality

Larry Altobell*
Vice-President - Human Resources
Born in 1945 – U.S. nationality

* retired December 31, 2006



Pierre Dufour



Jean-Marc de Royere



Jean-Pierre Duprieu



François Darchis



Ron LaBarre



John Glen



Dominique Maire



Larry Altobell



(1) WBL : World Business Line

What are our gases used for?



Industrial Merchant



Mission: Constantly innovating with our customers, and providing them, worldwide, with reliable and high-quality solutions that meet their key challenges both today and tomorrow, through our technological know-how and our networks of experts and researchers.



Motor Vehicles and Manufacturing
Improving the productivity of assembly line processes, incorporating new functions and preserving the operators' working environment.

Food and Pharmaceuticals
Proposing new development paths while offering producers and consumers of beverages, food products and medications the quality and traceability guarantees they are looking for.

Materials and Energy
Reducing our customers' energy consumption and optimizing their manufacturing processes through the implementation of clean technologies.

Technology and Research
Contributing to the boom in the technologies of tomorrow from research centers to production units, through the scope, differentiation and globalization of our offer.

Craftsmen and Distributors
Offering products, everywhere, that are the easiest and safest to use.





Large Industries

Mission: offering gas and energy solutions to large industries around the world to improve their process efficiency and help them become environmentally responsible.

Refining and natural gas
– Hydrogen is increasingly used by refineries to desulfurize fuels and "crack" heavy hydrocarbons,
– Oxygen is used to stimulate certain elements or to gasify petroleum residues. It is also used to transform natural gas into fuels or methanol.

Chemicals
The chemical industry consumes large volumes of air gases, as well as hydrogen and carbon monoxide; the latter is used in the manufacture of polyurethane (foam) and polycarbonates (CD, DVD...), which are both used in everyday life.

Metals
– Improvement of steelworks productivity, energy efficiency and emission levels using oxygen,
– Transportation of pulverized coal to furnaces using nitrogen,
– Stainless steel manufacture using argon.





Electronics

Mission: supplying the flat screen and semiconductor industry, a user of leading-edge technologies, with ultra-pure gases and fluids.

□ Ultra-pure fluids
Carrier gases (nitrogen, oxygen, hydrogen, argon, helium, etc.), specialty gases (silane, etc.), liquid chemicals: the fluids used in fabs are ultra-pure. New molecules are constantly being developed.

□ Fluid management
Teams working at customer facilities take full charge of managing fluids on-site.

□ Equipment
Design, manufacture and installation of fluid distribution equipment.



Related Activities

Mission: developing expertise in fields complementing the Group's core business lines.

□ Specialty chemicals
– Surfactant products for pharmaceuticals and cosmetics.

□ Welding-cutting equipment and products
– Complete range of materials (welding units, metal cutting machines) and consumables,
– Automation and robotic solutions.

□ Engineering and Construction
– Design and construction of industrial gas production units for the Group and third-party customers,
– Development of new production technologies,
– Development of state-of-the-art cryogenic equipment, especially in relation to very low temperatures.

□ Diving
– Products and equipment for professional and recreational diving.

□ Space and aeronautics
– Ariane 5: building cryotechnical reservoirs, supply of gas and related services to the Kourou (French Guiana) launching pad,
– Satellite equipment,
– On-board gas generating systems for airplanes.





Healthcare

Mission: supporting patients in hospitals and in their homes through the provision of a range of services and equipment.

□ Homecare
Treatment of respiratory ailments, sleep apnea and diabetes. Maintaining patients at home and improving the comfort of patients notably suffering from chronic respiratory pathologies.

□ Medical gases
Therapeutic gases (nitrous oxide, oxygen, etc.) are medications. They are used to cure ailments, relieve pain, anesthetize, in operations, assist respiration, preserve cells…

□ Medical hygiene
A large range of disinfection and sterilization products and services to fight nosocomial infections.

□ Respiratory medical equipment
At the hospital, in resuscitation applications, the operating room, the recovery room, medical equipment provides patients with ventilation.

Air Liquide operates **in 72 countries**



Europe

Western Europe
Austria – Belgium – France – Germany
Luxembourg – Switzerland – Netherlands
United Kingdom

Southern Europe
Greece – Italy – Portugal – Spain

Northern Europe
Denmark – Finland – Norway – Sweden

Eastern Europe
Bulgaria – Czech Republic – Hungary
Poland – Romania – Russia
Slovakia – Ukraine

Americas

North America
Canada – United States

South America
Argentina – Brazil – Chile
French Guiana – Paraguay
Uruguay

Caribbean
Guadeloupe – Martinique
Trinidad and Tobago

- ☐ Industrial Merchant
- ☐ Large Industries
- ☐ Electronics
- ☐ Healthcare
- ○ Engineering
- △ Research Center





throughout the world





Asia-Pacific

Pacific
Australia
New Caledonia
New Zealand
Polynesia

Emerging Asia
China – India

South East Asia
Hong Kong
Indonesia
Malaysia
Philippines
Singapore
Thailand – Vietnam

North East Asia
Japan
South Korea
Taiwan

Africa and Middle East

North Africa and Middle East
Algeria – Egypt
Kuwait – Lebanon
Morocco – Oman
Qatar – Tunisia

Central and Western Africa
Benin
Burkina Faso
Cameroon
Congo
Gabon – Ghana
Ivory Coast
Mali – Nigeria
Senegal – Togo

Eastern and Southern Africa
Botswana
Madagascar
Reunion Island
South Africa



Our Principles of Action

Our long term **mission**

At Air Liquide, we are committed to creating value for our customers worldwide by supplying innovative technologies, products and services for our industrial and medical gases business and related activities. We are also committed to encouraging employee development, protecting health and the environment and delivering long-term performance to our shareholders.

Our values
inscribed in the Principles of Action



Respect
Integrity
Transparency
Innovation
Performance
Rigor

Our commitment
to Sustainable Development



Create value for shareholders
Develop the potential of men and women
Preserve life and the environment
Innovate for tomorrow

Our strategies in each World Business Line

Presence

on a broad and solid base

Conquest

of new territories

Innovation

technology and services

Large Industries

Industrial Merchant

Healthcare

Related Activities

Electronics

Key figures

Total revenue

€10,949 million

88% Gas and Services

12% Related Activities

Gas and Services revenue

€9,628 million

- Industrial Merchant
- Large Industries
- Electronics
- Healthcare



16%
9%
45%
30%

Related Activities revenue

€1,321 million

- Welding material
- Engineering and Construction
- Chemicals
- Diving



11%
17%
43%
29%

Operating income recurring by geographic zone (1)



2%
15%
22%
61%

- Europe
- Americas
- Asia-Pacific
- Africa and Middle East

Men and women by geographic zone



3%
16%
22%
59%

9,428
10,435
10,949
04 05 06

Revenue
in millions of euros



780
933
1,002
04 05 06

Net Profit
in millions of euros



6.56
7.86
8.35
04 05 06

Basic earnings per share adjusted (2)
in euros



3.18
3.49
4.00
04 05 06

Dividend per share adjusted (2)
in euros



11.9
11.7
11.9
04 05 06

Return on capital employed after tax (ROCE)
in %



76.7
60.2
52.5
04 05 06

Net indebtedness/equity
in %

(1) Excluding research centers and corporate.
(2) Adjusted to account for bonus share issues.

Consolidated financial statements

Income statement (summary)

Year ended December 31

In millions of euros	2005	2006
Revenue	**10,434.8**	**10,948.7**
Net operating expenses	(8,917.2)	(9,289.5)
Operating Income Recurring	**1,517.6**	**1,659.2**
Operating Income	1,472.8	1,661.8
Profit for the period	1,007.0	1,072.1
Net Profit (Group share)	933.4	1,002.3

Balance sheet (summary)

Year ended December 31

In millions of euros	2005	2006
ASSETS		
Goodwill, intangible assets and PPE	11,200.6	10,973.6
Other non-current assets	872.1	814.2
Total non-current assets	**12,072.7**	**11,787.8**
Inventories	653.8	694.3
Trade receivables, current assets, cash and cash equivalents	3,561.9	3,813.2
Total current assets	**4,215.7**	**4,507.5**
Total assets	16,288.4	16,295.3
EQUITY AND LIABILITIES		
Shareholders' equity	5,930.5	6,285.8
Minority interests	278.2	281.0
Total equity	**6,208.7**	**6,566.8**
Provisions and employee benefits	1,648.8	1,505.1
Non-current borrowings	3,978.4	3,674.9
Other non-current liabilities	1,316.7	1,290.5
Total non-current liabilities	**6,943.9**	**6,470.5**
Total current liabilities	**3,135.8**	**3,258.0**
Total equity and liabilities	16,288.4	16,295.3

Statement of cash flows

Year ended December 31

In millions of euros	2005	2006
Cash flow from operating activities before changes in working capital	**1,804.8**	**1,889.3**
Changes in working capital	5.2	(108.8)
Other	(89.9)	(13.8)
Net cash from operating activities	**1,720.1**	**1,766.7**
Purchase of PPE, intangible and financial assets	(1,051.4)	(1,200.5)
Proceeds from sale of PPE, intangible and financial assets and divested activities	280.8	104.8
Net cash used in investing activities	**(770.6)**	**(1,095.7)**
Dividend paid by L'Air Liquide S.A.	(391.1)	(432.0)
Dividends paid to minority interests	(84.8)	(47.1)
Proceeds from issues of share capital and purchase of treasury shares	18.6	(23.0)
Increase (decrease) in borrowings	(635.0)	64.2
Net cash used in financing activities	**(1,092.3)**	**(437.9)**
Exchange rate and consolidation perimeter effect	1.8	28,5
Net increase (decrease) in cash and cash equivalents	**(141.0)**	**261.6**

Statement of changes in net indebtedness

Year ended December 31

In millions of euros	2005	2006
Net indebtedness at beginning of period	**(4,012.5)**	**(3,739.8)**
Net cash from operating activities	1,720.1	1,766.7
Net cash used in investing activities	(770.6)	(1,095.7)
Net cash used in financing activities excluding increase (decrease) in borrowings	(457.3)	(502.1)
Exchange rate, consolidation perimeter effect and others	(219.5)	124.3
Change in net indebtedness	**272.7**	**293.2**
Net indebtedness at end of period	**(3,739.8)**	**(3,446.6)**



Dear Shareholders,

Since its very beginnings, Air Liquide has grown, thanks to its shareholders' support and loyalty. Their number has soared: from 24 in 1902, to 150,000 in 1975 and 365,000 in 2006. The share of the Company's capital now held by individual shareholders is 38.4%, about four times the average of listed companies in France.

The Company has maintained a close and respectful relationship with its shareholders by putting them at the heart of its strategy, including this relationship in its sustainable development approach and formalizing its commitment to them in the Shareholders' Charter.

Shareholder Services is in direct contact with its shareholders on a daily basis. It keeps them informed, welcomes them to head office, advises them, helps them in their day-to-day management and promotes individual stock ownership throughout the year.

Air Liquide, faithful to the spirit of its founders, wishes to continue this relationship of trust with its individual shareholders, increase the number of registered shareholders so that they can benefit from all the services and advantages this type of stock ownership offers and lastly, make sure that they always hold a significant share of the Company's capital.



Philippe de Saint-Ours
Director, Shareholder Services

Shareholders' Charter

Consideration and respect for all shareholders

- equality of all shareholders:
1 share = 1 vote (no double-voting rights)
- respect of preferential subscription rights
- absence of anti-take over bid measures
- restriction of resolutions proposed at Shareholders' Meetings to genuine corporate requirements
- clear and effective communication between the Board of Directors and Management

Listening to and informing shareholders

- Shareholders' Communication Committee, frequent meetings with shareholders
- regular publication of information about the Company
- transparency and clarity of financial information published
- consistent and uniform accounting methods
- information sent to all shareholders before meetings

Shareholder remuneration and increased investment value over the long-term

- steady long-term growth in earnings
- strong dividend-payout policy: dividend and bonus shares
- higher dividend payouts for loyal registered shareholders

Shareholder Services

- twenty-member Shareholder Services team dedicated to individual shareholder relations
- personalized and low-cost management of directly registered share accounts

Share ownership and changes in share capital


Share ownership by shareholder type
Individual shareholders
Foreign institutional investors
French institutional investors
Treasury shares
0,7%
24,3%
38,4%
36,6%

Share ownership as of December 31, 2006

365,000 individual shareholders

1.1% of capital held by Group employees

To the Company's knowledge, no shareholder holds more than **5%** of the capital

In addition to the legal thresholds of 5%, Air Liquide requires all shareholders or shareholder groups to inform the Company whenever a threshold of 2% is exceeded. If this step is not taken, the shares may lose their voting rights.

Changes in share ownership

(in %)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Individual shareholders	52	48.2	50	45.4	41.7	39.9	40.5	38.9	38.1	38.4
Institutional investors	48	51.8	50	52.9	55.6	58.4	57.6	59.8	61.4	60.9
Treasury shares	-	-	-	1.7	2.7	1.7	1.9	1.3	0.5	0.7

Registered shares

For over ten years, Air Liquide has promoted registering shares among its shareholders, especially via its loyalty bonus program. As a result, the pool of registered shareholders has grown steadily to reach **146,000** at the end of 2006, including **52,000** directly registered shareholders.

As of December 31, 2006

- **32%** of all shares were registered,
- **58%** of registered shares were held by individual shareholders,
- **49%** of individual shareholders' shares were registered,
- **23%** of institutional investors' shares were registered.

In total, **31.1 million** shares, that is **25.7%** of share capital, are eligible for the bonus dividend paid out in 2007.

Changes in share capital
over 10 years (share transactions)

(000s)	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
		1 for 8		1 for 10		1 for 8		1 for 10		1 for 10
Bonus share allocations	–	9,414	–	8,513	–	11,440	–	10,135	–	11,179
Employee share subscriptions	–	299	–	–	301	–	–	–	436	–
Exercise of options	38	53	441	54	91	57	92	133	272	981
Cancellation of treasury shares	–	–	-500	–	-1,000	-1,500	-1,000	-1,000	-350	-550
Capital increase following a merger	–	–	–	–	–	–	2(1)	–	–	–
Number of shares on December, 31	73,156	82,922	82,863	91,430	90,822	100,819	99,913	109,181	109,539	121,149

(1) Merger through absorption of Cofigaz.



Bonus share allocations

Since 1996, the number of bonus shares allocated has been increased by 10% for all shares registered by December 31 of any given year and held continuously in registered form for more than two calendar years.

Employee share subscriptions

Resolutions passed at General Shareholders' Meetings have made it possible for employees of Air Liquide and a number of subsidiaries to subscribe to shares in the Company on three occasions: November, 1998, October, 2001 and October, 2005. On December, 31, 2006, shares subscribed to by employees accounted for 1.1% of the share capital.

Exercise of options

Shares have been issued following the exercise of stock options allocated to certain members of Air Liquide's management. The stock options were allocated at a price equal to 100% of the average price quoted over the 20 trading days preceding allocation. The maximum exercise period was from seven to ten years depending on the plan. The number of shares issued in the last ten years following the exercise of options accounts for 1.9% of shares in circulation.

Cancellation of treasury shares

During this same period, 5.9 million shares have been cancelled. Air Liquide purchased these shares as part of share buyback programs approved at General Shareholders' Meetings.

Payment of dividends in shares

The payment of dividends in shares, which entails a dilution of the basic earnings per share, has not been offered to shareholders since 1995. Air Liquide has been using more eco-nomical sources of financing since that time.



Buying back shares

Buying back shares optimizes financing for the benefit of Air Liquide shareholders and increases earnings per share. Treasury shares have no dividend entitlement or voting rights.

Consideration and respect for all our shareholders

The shareholder is the primary concern of Air Liquide and its management. Every decision is made with the mid and long-term interest of the Company and its shareholders in mind.

The Group therefore attaches great importance to direct dialogue with its shareholders and to the consideration and respect for all of them without distinction.

All shareholders are equal: 1 share = 1 vote. There are no double votes.

The Group respects the preferential subscription right of shareholders and defends the interests of individual shareholders.

Moreover, the resolutions proposed at the General Shareholders' Meeting are limited to the Company's real needs. Lastly, clear operating rules exist in the Group's management structures.

The Group's commitment to good governance is notably conveyed by three Committees on which the Board of Directors relies.

The Audit and Accounts Committee

Gérard de La Martinière
(Chairman of the Committee)

Édouard de Royere

Béatrice Majnoni d'Intignano

Professeur Rolf Krebs

(three independent members out of four, one of whom is the Chairman)

- It examines the accounts and accounting methods used, the existence and use of internal control organizations and procedures, the organization and tasks of the internal audit and the choice and replacement of statuary auditors.

The Appointments Committee

Sir Lindsay Owen-Jones
(Chairman of the Committee)

Thierry Desmarest

Alain Joly

Cornelis van Lede

(three independent members out of four, one of whom is the Chairman)

- It examines the composition of the Board of Directors and looks into any changes that might improve it. It guides the search for new directors and proposes candidates to the Board. It submits the creation and composition of Board Committees to the Board of Directors and periodically reviews the criteria selected by the Board to qualify an independent director.

The Remuneration Committee

Sir Lindsay Owen-Jones
(Chairman of the Committee)

Thierry Desmarest

Alain Joly

Cornelis van Lede

(three independent members out of four, one of whom is the Chairman)

- It evaluates performance and all the elements constituting the remuneration of executive team members and the remuneration and retirement policy for managers.



Audit and Accounts Committee.

Shareholder remuneration and increased investment value over the long-term

Solid and sustained performance over 30 years



Revenue in millions of euros
10,949
10000
7500
5000
2500
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
+8.6 %
average annual growth (2)

Consolidated 2006 revenue increased on 2005 by +4.9 %. On a comparable basis (excluding currency, natural gas and perimeter effects), the increase was +5.7%.



Basic earnings per share adjusted (1) in euros
8.35
8
6
4
2
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
+9.8 %
average annual growth (2)



Dividend per share adjusted (1) in euros
4.00
4
3
2
1
0
76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
+10 %
average annual growth

(1) Adjusted to account for bonus share issues.
(2) The data presented over 30 years were calculated using accounting standards in force at the time. As of January 1, 2005, standards have changed. These new standards were used for financial years 2004, 2005 and 2006.

Air Liquide and the Stock Exchange

Identification sheet as of December 31, 2006

Continuous trading on the Eurolist of the Euronext Paris Stock Exchange (compartment A)	
ISIN value code	FR0000120073
Face value	€11
Number of shares	121,149,189
Share price	€179.90
Market capitalization (in millions)	€21,794
Member of the CAC 40 and Dow Jones Euro Stoxx 50 indices	
Weighting in: CAC 40 index Dow Jones Euro Stoxx 50 index	2.1% 0.98%
Eligible for the Deferred Settlement Service (SRD) and Stock Savings Plan (PEA) Supports the Paris Stock Exchange market for tradable options (Monep)	

Share price evolution over 10 years



220
200
180
160
140
120
100
80
60
1997
1998
1999
2000
2001
2002
2

Prices adjusted to account for bonus share allocations

	1997	1998	199
Highest price (€)	92.67	112.03	114.0
Lowest price (€)	70.77	76.75	85.8
Year-end price (€)	85.25	104.36	110.9
Market capitalization on December 31 (in millions of euros)	10,506	12,957	13,77
Average number of shares traded daily (000s)	161	173	19

Multiple Euroclear France codes

Codes used by financial intermediaries to identify intermediary registered shares with loyalty bonus entitlement under certain conditions:

- code FR0000053951: shares registered before and in 2004 that will benefit from the loyalty bonus in 2007,
- code FR0010258483: shares registered in 2005 that *will benefit from the loyalty bonus* in 2008,
- code FR0010399675: shares registered in 2006 that will benefit from the loyalty bonus in 2009.

Financial information codes

Euronext mnemonic: AI
Bloomberg: AIQUF
Reuters: AIRP.PA

International ID codes

- 4011406 (SEDOL)
- 4011484 (SEDOL)
- 7163832 (SEDOL)
- F01764103 (CINS)


Air Liquide
CAC 40
2004
2005
2006

Adjusted share price

On the allocation date for bonus shares, the actual 'value' of the Company does not change. Instead, the capital is split into a greater number of shares. To allow meaningful comparisons of share prices over time, historical prices are adjusted.

2000	2001	2002	2003	2004	2005	2006
119.54	130.03	132.23	116.45	125.91	151.64	182.60
86.28	95.57	92.23	86.78	108.26	117.82	140.30
116.73	115.63	103.88	115.70	123.64	147.73	179.90
14,528	14,295	12,673	13,988	14,849	17,800	21,794
228	336	421	435	368	393	477

Creating value

Sustained dividend distribution

□ For fiscal year 2006

€4 per share proposed at the 2007 General Shareholders' Meeting

That is

+14.6% over 1 year (adjusted to account for the June 2006 bonus share issue)

49.6% of net earnings distributed

□ Over the past 10 years

+12.0% of average annual growth in distribution

48.4% of consolidated net earnings distributed

Financial year	Net dividend in euros	Number of shares in millions	Bonus dividend in euros	Number of shares [2] in millions	Overall distribution in euros
1997	2.38	73.2	0.24	23.1	179.5
1998	2.40	82.9	0.24	25.5	205.1
1999	2.60	82.9	0.26	24.1	221.7
2000	3.00	91.4	0.30	24.9	281.8
2001	3.20	90.8	0.32	23.3	298.1
2002	3.20	100.8	0.32	24.5	330.5
2003	3.20	99.9	0.32	24.3	327.5
2004	3.50	99.9	0.35	25.9	391.2
2005	3.85	109.5	0.38	27.3	432.1
2006 [1]	4.00	121.1	0.40	31.1	497.0

(1) To be proposed at General Shareholders' Meeting.
(2) Eligible for bonus dividend.

Growth of portfolio


x 81
x 8.5
x 3.4
x 1.8
INITIAL INVESTMENT
5 YEARS
10 YEARS
20 YEARS
30 YEARS

Value, before tax, as of December 31, 2006, of a portfolio of Air Liquide shares including reinvested gross dividends, bonus shares and loyalty bonuses.

Listening to and informing shareholders



Julio Toledo
Shareholder Services team member

Can you describe what you do as a Shareholder Services share manager?

Almost a year ago I joined Shareholder Services, a team devoted to satisfying the needs of 365,000 individual shareholders. With my international profile (I'm South American), I like to work with people from around the world. So I listen to and inform shareholders from around the world including Group employees.

Can you tell us more about how you respond to shareholders?

My "customers" are mainly registered shareholders but I also give information to holders of bearer shares when they contact Shareholder Services. I attend to each and every one of them and give them personalized advice because every situation is of course different. I guide shareholders, help them and advise them on managing their accounts. Out of the 52,000 direct registered shareholders, about 20% are outside France. I speak French, English, Spanish and Italian and I'm learning German because more and more of our shareholders are from German speaking countries.

Do you also provide shareholders with information?

Yes. I send them all the documentation they need to know the Group and its activities better and I invite them to visit our Internet site. I also provide them with information on the benefits of being a registered shareholder and consequently being able to receive a 10% bonus on dividends and bonus share allocations. I explain to direct registered shareholders how to place a buy/sell order directly on our Internet site and how to follow their account interactively.

What do you particularly like about your work?

Personal contact is very important. So regular meetings at the Actionaria fair or the regional Air Liquide Villages give shareholders the opportunity to put a face on a voice. They get to know us and they like the proximity and relationship of trust this creates, as do the team members. What I also like very much is our counseling approach in the Service.
I always look to give the shareholder the best answer, that is, the solution most appropriate to his or her situation.



Air Liquide **keeping you informed**

Shareholders' information is a key element of the Company's commitment to its shareholders. Air Liquide communicates regularly on its businesses, development and strategy.

- The **Annual Report** presents all the latest information on the Group and its strategy.
- The **Shareholder's Guide/Summarized Annual Report** provides a summary of the Annual Report and practical information for every shareholder.
- **Financial notices**: press releases, presentations and recordings of financial analysts' meetings are available on Internet. **Financial announcements** are published in the press.

All this information is available on the Company's toll free telephone number.

- For the General Shareholders' Meeting, an **invitation** is sent to every shareholder as well as comprehensive **Minutes** of the meeting including the debates and votes.
- Four **Letters to Shareholders** are sent each year to registered shareholders, holders of bearer shares who voted at the General Shareholders' Meeting and anyone else who requests them. In 2006, two special issues focused on our Healthcare activity in hospitals and homecare.

Discovering Air Liquide

Each year, special presentations called the **"Air Liquide Village"** are organized outside Paris. After Grenoble, Nantes and Nancy in 2006, two other days are planned in 2007 in **Nice (May 24)** and **Lyon (May 30)**. These open days are an opportunity to discover the Group's diverse activities through site visits, gas demonstrations, exhibitions and forums. These events end with an information meeting chaired by Benoît Potier.


ORKYN'

Meeting shareholders

Air Liquide also regularly takes part in information meetings outside Paris with the French Federation of Investment Clubs (FFCI), La Vie Financière, Le Revenu and Investir. In 2007, these meetings will be held in Bordeaux, Marseille, Strasbourg, Brussels, Dijon and Reims.

The Actionaria shareholders' fair

The Actionaria fair was held on November 17 and 18 at the Palais des Congrès in Paris and was **very well attended** with **over 35,000 visitors.**



Many of you came to our stand and discovered our core businesses and the many applications of our gases that although invisible are ever present in your daily life. The fair was also an excellent opportunity to meet the Shareholder Services team members and obtain information on the advantages of registering shares. This year, Benoît Potier also chaired an information meeting on the Group, presented by Jean-Pierre Gaillard. Nearly 800 people attended.

Document to be returned to your financial intermediary


AIR LIQUIDE

CONVERSION TO INTERMEDIARY REGISTERED SHARES

Benefits:

- Available now: service + *(see page 36)*
- 10 % loyalty bonus on dividends and bonus share allocations after two years

I, the undersigned

First name .... Last name ....

Maiden name ....

Address ....

....

Account number ....

At [1] ....

hereby request that you proceed to convert to intermediary registered shares with Air Liquide [2] .... Air Liquide shares (FR0000120073) currently held in my account.

Place .... Date ....

Signature

(1) name of financial intermediary or bank which currently manages your share account
(2) number of shares to be converted

This document can be downloaded from www.airliquide.com

Document to be returned to your financial intermediary


AIR LIQUIDE

CONVERSION TO DIRECT REGISTERED SHARES

Benefits:

- Available now: service ++ *(see page 36)*
- 10 % loyalty bonus on dividends and bonus share allocations after two years

I, the undersigned

First name .... Last name ....

Maiden name ....

Address ....

....

Account number ....

At (1) ....

- hereby request that you transfer (2) ....Air Liquide shares (FR0000120073) currently held in my account under bearer form to a registered account held directly by Air Liquide (Euroclear affiliate number 847 – account type 09) and consequently ask you implement the corresponding procedure.

- communicate the average purchase price of these shares to Air Liquide,

- communicate the following direct registered share account number to Air Liquide: /__/__/__/__/__/__/__/__/ 847 (only for shareholders already holding direct registered shares).

Place .... Date ....

Signature

(1) name of financial intermediary or bank which currently manages your share account
(2) number of shares to be transfered

NB : You may also use this form to transfer intermediary registered shares to direct registered shares.

This document can be downloaded from www.airliquide.com


AIR LIQUIDE

ACCOUNT AGREEMENT FOR DIRECT REGISTERED AIR LIQUIDE SHARES

Return to AIR LIQUIDE Shareholder Services, 75 quai d'Orsay, 75321 Paris Cedex 07

1. Shareholder identification	ID n° /_/_/_/_/_/_/_/_/ 847
1st (joint) account holder (1)	2nd (joint) account holder (1) ....
Mr /Mrs /Miss First name	Mr /Mrs /Miss First name ....
Last name	Last name ....
Maiden name	Maiden name ....
Date and place of birth	Date and place of birth ....
Address	Address ....
....	....
Zip code .... City	Zip code .... City ....
Country	Country ....
Tel	Tel ....
e-mail	e-mail ....

2. Type of account

☐ Individual ☐ Joint (2) ☐ Bare ownership and Usufruct (1)

☐ Undivided co-ownership: Nomination of representative (3) ....

Restriction : ☐ Minor ☐ Incapable adult:

☐ guardian ☐ supervisor ☐ judicial protection

Exercised by: First name .... Last name ....

Acting in capacity of ....

Adress ....

Tel .... e-mail ....

3. Method of payment of dividends and income

As dividends and income are paid by transfer to a bank or post office account, please append account details (RIB, RIP, RICE or IBAN for residents of France, IBAN and SWIFT for resident of a member state of the European Economic Zone and SWIFT and account number for residents of other countries)

Account holder's tax status

☐ Resident of France

☐ Resident of a member state of the European Economic Zone

☐ Other

4. Acceptance of the share account agreement

I/We have read the general terms and conditions stated on the reverse of this form and accept the present agreement.

Place .... Date ....

two copies have been signed, one of which will be returned to me/us

Signature of 1st (joint) account holder	Signature of 2nd (joint) account holder	Signature of representative	Air Liquide signature and Company stamp

(1) If more than two joint account holders, please append the name and address details, status and signature of each account holder on plain paper.
(2) An additional joint account agreement must be completed by the account holders.
(3) Undivided co-owner of Air Liquide shares nominated by mutual agreement of the other undivided co-owners to represent them in dealings with Air Liquide, and notably:
- to receive dividends when they fall due, paid by bank transfer, having acknowledged that the certificate stating the tax paid to the Tax Authority will be drawn up in his/her name,
- to sign all authorisations as required to attend all Meetings,
- to receive in their name, from the Company or from its representative, all documents, notices and convocations relating to them.

These instructions shall remain valid until expressly revoked by one of the co-owners and shall apply to all shares bearing the same registration number whether now or in the future.

This document can be downloaded from www.airliquide.com

GENERAL TERMS AND CONDITIONS FOR HOLDING DIRECT REGISTERED SHARE ACCOUNTS

OPENING THE SHARE ACCOUNT

Any natural person can be the holder of a share account. The share account can be an individual account, a joint account, a co-ownership account or an account with usufruct and bare ownership. The natural person must be fully capable in all activities of daily life or, in the event of incapacity, must be duly represented.

DOCUMENTS TO BE PROVIDED

(For undivided co-ownership, documents are to be provided for each party to the co-ownership).
The natural person shareholder undertakes to provide the following documents to the account-holding institution in order to open the account:

- a photocopy of both sides of a valid form of identity (identity card or passport),
- a photocopy of proof of address (utility bill or landline telephone bill),
- bank or post office account details in the form of an RIB, RIP, RICE or IBAN *(for undivided co-ownership, this is to be provided for the co-ownership **representative** only)*

CLOSING THE SHARE ACCOUNT

Instructions supplied by the account holder: the share account is closed upon receipt of a written instruction from the account holder(s). The shares are then transferred or sold in accordance with the instructions received.
Death of the account holder: the death of the holder of an individual share account shall cause the share account to be frozen. The account will be closed once the settlement of succession has been completed. For co-owned share accounts: the death of one of the undivided co-owners shall cause the account to be frozen. The account will be released once the settlement of succession has been completed.

ACCOUNT HOLDER INFORMATION

Air Liquide shall send the account holder a statement of account drawn up yearly on December 31st and at any other time the account holder requests. Following any account activity, the account holder shall receive a new statement of account. Air Liquide shall inform the account holder of transactions to which the shares give rise, in order to allow him/her the opportunity to exercise the rights attached to the shares registered in the account, on each occasion that his/her participation is required.
Should Air Liquide choose to modify the present general terms and conditions, the account holder shall receive notification in writing; if no objection is raised by the account holder within thirty days, he/she shall be deemed to have accepted the modifications.

STOCK MARKET ORDERS

The account holder may issue orders for the purchase or sale of direct registered shares either by letter, fax, email or telephone. If orders are issued by email or telephone, the account holder must then send confirmation in writing (letter or fax). The order must specify purchase or sale, the number of shares, the validity period (unless indicated otherwise, orders are automatically valid until the end of the calendar month but can be cancelled during the validity period) and the price conditions (at best price, limited price or at market order).
For purchase orders, the account holder must first send Shareholder Services a guarantee cheque in euros for 25% of the purchase amount in excess of the number of directly registered shares already held. Stock market orders are sent promptly to the stock broking company ProCapital and, where appropriate, are executed immediately.
The account holder may also issue orders online (www.airliquide.com). For security reasons, Air Liquide will allocate a user ID and temporary password. On account of the confidentiality inherent to the use of a password, the account holder accepts to be deemed to be the sole author of any orders sent.
After executing the order, ProCapital shall send the account holder a statement of execution specifying the condition of execution, the fees and methods of payment. In the event that it has not been possible to execute the order, the account holder will be informed by letter. All cheques must be made payable to ProCapital.
In the event that payment for the purchases is not made within the time stated on the statement of execution, Air Liquide may, without notice, proceed with the sale of all or part of the direct registered shares held in account holder's account, in order to recover payment for the shares.
The courts responsible for Air Liquide's registered office shall have jurisdiction in the event of a dispute.

PRICING

No custody fees, activity charges or service charges, notably for gifts or inheritance.
Cost of executing stock market orders: brokerage fees of 0.3% of the gross amount of the transaction with a minimum of €5 per order, subject to stock exchange tax and VAT (19.6%).
Transactions are insured by the stock broking company ProCapital SA, a French public limited company with capital of 6,606,250 euros, registered at the RCS in Paris under registration number B428677900, located at 26 Avenue des Champs Elysées, 75008 Paris (France).

LEGISLATION ON INFORMATION TECHNOLOGY AND CIVIL LIBERTIES

The personal data requested on the front of this form is mandatory. It is intended for use by Air Liquide for share management purposes. Air Liquide is, by express agreement, authorised to hold this data electronically and to give it to third parties for management purposes. The right to access and correct this data can be exercised by contacting Shareholder Services.

TELEPHONE MONITORING

To assist in monitoring the legality of the transactions performed and their compliance with the instructions of the instructing parties, telephone calls to Air Liquide relating to stock market orders may be recorded and held for six months. Account holders are entitled to access these recordings.

This document can be downloaded from www.airliquide.com

The Shareholders' **Communication Committee**

This Committee, created in 1987, embodies Air Liquide's commitment to listen to its shareholders and to treat them with respect.

Its 12 volunteer members work with Benoît Potier, Chairman of the Board of Directors, to improve the quality of the relationship between Air Liquide and its individual shareholders, in areas relating to communication and shareholder information.

The Committee, a think tank and a source of inspiration, is a representative sample of individual shareholders and acts as a messenger between Air Liquide and its individual shareholders by giving a voice to their questions and expectations.

In 2006, the Committee held three plenary sessions with all members present chaired by Benoit Potier. Additional meetings took place, bringing together committee members and members from Air Liquide's Communication Department and Shareholder Services teams. These sub-committees concentrated on written communication tools, the video presentation of the General Shareholders' Meeting, the information meetings outside Paris and enlarging the individual shareholder base.



First two rows, from left to right

Alain Duport (Bordeaux – 33)
Vincent Gaffiot (Auxerre – 89)
Jean-Georges Gerber (Harskirchen – 67)
Jean-Marie Lafollie-Horat (Brandon – 71)
Dominique Mauclair (Blois – 41)
Jean-Pierre Morin (Aurillac – 15)
Christophe Neves (Paris – 75)
Dominique Reuter (Domazan – 30)

Last row, from left to right

Patrik Steidle (Saint-Brice-Courcelles – 51)
Guy Tessereau (Meylan – 38)
Pierre Troussel (Vélizy – 78)
Dominique Vigneron (Sainte-Adresse – 76)

Shareholder **Services**



A team at your service

The 20 members of Shareholder Services are permanently available to help keep you informed about the Company's activities and the evolution of its stock. A direct and daily contact is at your disposal. They can also help you with procedures for gifts and inheritance questions.

Shareholder Services is a one-stop contact for registered shareholders who wish to receive an invitation to the General Shareholders' Meeting or to send in their vote by correspondence.
Also, as a stock market professional, Shareholder Services defends the interests of individual shareholders in all formal discussions that concern major developments and changes in French and European stock markets.

Come and visit us

The Shareholder Services team members will be happy to welcome you at the Company's head office in a reception room dedicated to individual shareholders. For example, you can place your buy/sell orders with us or organize a transfer of shares.



A 24/7 service

□ You can talk to a Shareholder Services team member on the phone from 8:30 a.m. to 5 p.m. or leave a message.

□ N° Vert 0 800 16 61 79 or +33 1 57 05 02 26 from outside France to check current share prices, listen to the Group's weekly news and financial information and find out about our agenda (in French only).

Summary:
0 – The Group's weekly news
1 – Current share price
2 – Financial information
3 – Leave a message with Shareholder Services
4 – Coming Events
– Talk to a member of Shareholder Services

□ An Internet site dedicated to providing shareholders with all the information they need:

www.airliquide.com

Since 2004, direct registered shareholders have been able to check their accounts and make on-line stock order entries.
Moreover, all documents are available in French and English on the Internet site.

□ An email address so that you can send your questions to Shareholder Services:

shareholders@airliquide.com

□ An **email alert system**, available to everyone free of charge, to keep you informed of the most important recent events in real time.

Gifts

To help you arrange for gifts of shares, Shareholder Services provides direct registered shareholders with forms for "gifts by hand" and "customary presents". For any additional information, please contact Shareholder Services.



Maintening the loyalty bonus in the case of gifts for registered shares.

Beneficiaries with a family or other relevant relationship to the giver inherit the right to the bonus dividend and free bonus share allocations to which the giver was entitled. The shares must continue to be held in registered form.

Contact us



Shareholder Services
75, quai d'Orsay
75321 Paris Cedex 07



Toll-free number: 0800 16 61 79
or +33 1 57 05 02 26
from outside France



shareholders@airliquide.com
www.airliquide.com



Stock Exchange orders:
Tel: +33 (0) 1 40 62 50 82
or 50 35 or 52 41
Fax: + 33 (0) 1 40 62 57 50

Being a shareholder



Jean-Pierre Morin
Member of the Shareholders' Communication Committee since October, 2006

You've been a loyal shareholder for many years. Can you tell us why?

I've been an Air Liquide shareholder for over 30 years. My first shares date back to when I was working for the Company. A cheese maker by trade, I took part for a few years in research on lactic ferments in a cheese factory. I haven't sold a share since and I've let my portfolio grow, particularly thanks to bonus share allocations. I am very proud and delighted today that I can hand down these shares to my grandchildren.

What does Air Liquide represent for you?

I have a lot of respect for Air Liquide. For me, it represents seriousness, trust, sound management, respect for people and the environment and a vision of the future. As a shareholder, I also very much appreciate the contact Air Liquide maintains with its shareholders. Moreover, that's what encouraged me from the very start to hold direct registered shares. That's why Air Liquide knows me and invites me to information meetings, sends me documents including the Shareholders' Guide, helps me manage my portfolio and offers me an extra 10% on dividends and during bonus allocations. They really know how to reward their shareholders' loyalty!

Why did you join the Shareholders' Communication Committee?

In June 2006, I went to the Bibendum Challenge in Paris. This gave me the opportunity to meet Air Liquide employees. When I went back to Aurillac, I sent a letter to Air Liquide asking to join the Shareholders' Communication Committee. I felt it was a way of being even closer to the Company.
It enables me to take part in working meetings in a Committee made up of people from every walk of life. I can ask questions directly, especially to Benoît Poitier, and think about how to communicate even better with current and future shareholders. It has also given me the chance to learn more about the Group's core businesses.

Is this important to you?

Very much so because I'm also a sort of relay between Air Liquide and the people who live in my region. They ask me for advice and I can give them the benefit of my knowledge. The visit we made in February to a VitalAire agency gave me more insight into the Group's activities in Healthcare, and in particular homecare and therapeutic gases, and a better idea of this sector's growth potential.

Forms of **shareholding**

Air Liquide shares can be held in different forms, as detailed in the table below:

	Registered shares		Bearer shares
	Direct	**Intermediary**	
Account	Air Liquide	Your financial intermediary manages your share account and sends the necessary information to Air Liquide to register your shares each time a change is made	Your financial intermediary
Management fees	No handling or management fees on standard transactions	Billed by your financial intermediary according to its fees, as specified contractually	
Dividends and bonus shares	10% bonus dividend and increased bonus share allocation for all shares held in registered form for a specified period		No bonus dividend or increased share allocation irrespective of period of time held
Information on Air Liquide	All shareholder information is sent directly to you		Information provided on request only
Shareholders' General Meetings	Your admission card is sent to you directly by Air Liquide		The admission card must be requested through your financial intermediary
Buy and sell orders	Directly on the Internet or through Shareholder Services, which places your orders directly with the brokerage firm without delay	Executed by your financial intermediary	
Annual tax returns	Air Liquide sends you an individual tax form for declaring dividends received	Your financial intermediary sends you a single individual tax form covering all your share account transactions	
Holding shares in a Stock Savings Plan	Not recommended owing to complex regulations	Air Liquide shares are eligible for Stock Savings Plans. Your financial intermediary may charge higher management fees for intermediary registered shares than for bearer shares	

□ Direct registered shares

These shares are registered directly and exclusively in Air Liquide's Share Register. Shareholder Services is your sole point of contact.

□ Intermediary registered shares

These shares are registered in the Air Liquide Share Register but managed by your financial intermediary, who is your point of contact.

With both types of registered shares, Air Liquide, as the issuing company, knows who you are, and can therefore personalize service through Shareholder Services.

□ Bearer shares

Air Liquide does not know the identity of non-registered shareholders, although the Articles of Association allow the Company to commission a Euroclear survey (TPI) to identify its shareholders. This provides a snapshot of the Company's share ownership structure at a given time. Holders of bearer shares need to contact the Company to receive information.

Converting bearer shares to direct registered shares or intermediary registered shares

- □ A standard share conversion form can be found in the centerfold of this guide. It is also available from Shareholder Services or on the Internet.
- □ Complete this form and forward it to your financial intermediary, who may charge conversion fees for the service.
- □ Remember to ask to have your average share price communicated to Air Liquide at the moment of transfer.
- □ Conversion to registered form has no impact on taxation.

Buying and selling **shares**

To buy and sell shares:

- if you hold intermediary registered or bearer shares, contact your financial intermediary,
- if you hold direct registered shares, contact Air Liquide directly.



**Direct registered shareholders can communicate their orders to Shareholder Services by mail, fax or phone along with written confirmation.
They can also place them directly via the Internet.**

What information is needed for a buy/sell order?

Any order must contain the following information:

- **type of operation:** buy or sell,
- **number of shares,**
- **validity period:** unless otherwise stated, orders are automatically valid until the end of the calendar month but may be cancelled during this period,
- **price conditions:** limited price, best limited price or market price.



For direct registered shareholders, please remember to indicate your ID to facilitate your operation.

The different types of orders

"Limited price" order

A "limited price" order sets a maximum price to buy and a minimum price to sell shares. The order is only executed when the market price is lower than its price limit to buy or higher than its price limit to sell. Partial execution is possible.



This order is a safeguard against market fluctuations as it controls the execution price.

"Best limited" order

A "best limited" order does not have a specific price limit and is executed at the best available price for buying or selling when it reaches the market. Partial execution is possible.



This order allows you to obtain the best price available on the market.

"Market price" order

This order does not have any price limits and takes priority over the other two order types recorded on the market sheet when it reaches the market. It is executed at the maximum price available the moment it is recorded, serving as many limits as necessary on the market sheet until the desired quantity is filled.



This order guarantees the total execution of the order.

Shares and tax

The following information is based on French legislation in effect on the date of writing and applies to individual shareholders holding French or European shares.

Tax on dividends

Dividends paid to shareholders resident in France for tax purposes are used as a basis for calculating taxable stock income.
Dividends paid in 2007 are subject to the sliding income tax scale applicable to the year in which they are received after two successive allowances:

- 1st allowance equal to 40% of the dividend,
- 2nd allowance of €3,050 for a couple filing jointly or €1,525 for a single, widowed or divorced person.

As of January 1, 2005, the "avoir fiscal" (special tax rebate system applied to dividends) has been replaced by a tax credit equal to 50% of the amount of dividends before allowances are granted, and capped annually at €230 for couples filing jointly and at €115 in other cases (including PEAs).
Dividends, before allowances, are subject to social deductions of 11% (8.2% of General Social Contribution tax, 0.5% of the Social Debt Reimbusement Tax, and 2.3% of social security contribution).
These measures are also applicable for dividends received from outside France.

Capital gains

The net capital gain is the difference between the sale price of a share (excluding transaction fees and tax) and the purchase price (including purchase fees). If shares are sold against payment, and if the annual sales amount per taxable household exceeds the €20,000 threshold, including brokerage fees, capital gains are subject to the following taxes from the first euro:

- capital gains tax of 16%
- social deductions of 11%

If the annual amount of share sales exceeds the above threshold, any capital losses can be charged against capital gains of the same type when sustained during the same year or during the next ten years.
From January 1, 2006, an incremental exemption program of capital gains tax is in place. The rate of exemption depends on how long shares have been held in continuous form: an allowance of a third of the capital gain is made each year from the 6th year on (starting in 2012). In other words, shares held continuously for eight years are fully exempt of capital gains tax (starting in 2014).
Regardless of how long shares have been held, all capital gains remain subject to social deductions.

Tax and Stock Savings Plans (PEA)

Shares held in a Stock Savings Plan are not included when calculating the capital gains tax threshold. To take advantage of the whole range of tax benefits offered by Stock Savings Plans, the sums must be left invested for five years from the plan opening date. During the term of the plan, dividends and capital gains are not subject to tax. At the end of the plan, all capital gains are subject to social security contributions. The cash investment limit is €132,000 per plan.

Fractional rights in the case of bonus shares

In the case of bonus shares, the amounts made from the sale of fractional rights are included in the threshold for calculation of capital gains tax with a purchase price of zero.

Wealth tax

When calculating wealth tax, the taxpayers concerned may either value their portfolio at:

- the closing price on December 31, 2006: €179.90,
- or the average closing price for the last 30 trading days of 2006: €175.50

Inheritance and gifts

For direct registered shares, contact Shareholder Services; for intermediary registered shares or bearer shares, contact your financial intermediary.

You wish to give Air Liquide shares

Send in a written request to transfer your shares to the beneficiary's account. State the beneficiary's relationship to you and include a letter from the beneficiary accepting the gift.
To help you in this procedure, shareholder Services can supply the forms required for customary presents and gifts by hand.
From January 1, 2006, gifts of up to €50,000 per child, €30,000 per grandchild and €5,000 per great-grandchild can be made every six years tax free. A declaration to the tax authorities spontaneously or via a notary is all it takes to establish the initial share price for the beneficiary.
If no declaration is provided, tax authorities will deem the initial cost price to be zero.

Inheritance

Air Liquide or the financial intermediary carry out strict instructions given by the lawyer managing the estate. This may entail transferring the shares to an account held by the heirs, their sale, etc. A notary's letter stating the marriage settlement of the deceased, the names of the beneficiaries and the number of Air Liquide shares to be assigned to each heir is sufficient.



Maintening the loyalty bonus in the case of inheritance or gifts,
for registered shares.
Beneficiaries or assignees with a family or other relevant relationship to the giver or the deceased inherit the right to the bonus dividend and free bonus share allocations to which the giver or deceased was entitled. The shares must continue to be held in registered form.

Capital gains

Underlying capital gains are canceled at the moment of transfer providing that information on the transfer is communicated to the tax authorities. In addition, all fees, charges and taxes paid during the inheritance process can be included in the calculation of the new average share price.



What is a shared gift?

It is both a gift and the anticipated sharing of the giver's assets. The shared gift is definitive, i.e., as a general rule, the assets distributed are not reevaluated when the giver dies. It is drawn up before a notary through a deed.

What is a "gift by hand"?

Traditionally, it is a gift passed from hand to hand of a sum of money, furniture or jewelry and, by extension, of money or securities by check or bank transfer. The gift by hand may be set down in writing but does not require a notary. Within one month of the gift, the giver must notify the beneficiary's local tax department of the gift on tax form 2735. The gift by hand must be added to the giver's estate.

What is a "customary present"?

This is a present given on a special occasion (birth, marriage, birthday, graduation, etc.). It may be, for example, securities or a sum of money that is reasonable vis-à-vis the giver's financial situation and that does not impoverish him. The customary present is not added to the giver's estate and is not taxed by the fiscal authorities. These authorities consider that the cost of shares received by the recipient is zero.

ATTENTION
The reform of June 23, 2006, effective as of January 1, 2007, contains many changes.
Your notary or estate advisor will provide you with any necessary information.

Exercising your rights

Right to information

All shareholders must be able to access information on Company performance and financial results, and to a number of other documents.



Air Liquide provides shareholders with information on a regular basis

Financial presentations, press releases, Annual Report, Shareholder's Guide/Summarized Annual Report, Shareholder Newsletters, Minutes of the General Shareholders' Meeting and many regional information meetings. This information is permanently available on www.airliquide.com.

After receiving the invitation to the General Shareholders' Meeting and the Shareholder's Guide/ Summarized Annual Report, shareholders may obtain additional information related to the Meeting at corporate headquarters.
These documents are also available on request before the General Shareholders' Meeting.
In order to submit written questions to be answered during the Shareholders' Meeting, you must send a registered letter addressed to the Chairman at Company headquarters or send an e-mail to "shareholders@airliquide.com". In all cases, your questions must be accompanied by formal proof of ownership of Air Liquide shares.
A list of all shareholders planning to attend the General Shareholders' Meeting can be examined at Corporate headquarters during the 15 days preceding the Meeting.
Documents relating to the previous three financial years, such as a Company documents, minutes of General Shareholders' Meetings and attendance sheets, are available at all times.



Documents available for examination at corporate headquarters before the General Shareholders' Meeting

Reports from the Board of Directors and its Chairman, Statutory Auditors' reports, statutory and consolidated financial statements, information on subsidiaries and holdings, portfolio inventories, social responsibility report, information on current and proposed members of the Board of Directors, etc.

Right to a dividend

The dividend is the part of the net earnings distributed to shareholders. The dividend is proposed at the General Shareholders' Meeting, following adoption of the financial statements and approval of the earnings allocation proposed by the Board of Directors. To receive the dividend, shares must be held at the time of payment. Payment is made in euros directly to your account, with no special action required from shareholders.



Advantage of holding registered shares: +10%

Shares registered by December 31 of any given year and held continuously in registered form for more than two calendar years at the date of the dividend payment qualify for the 10% bonus dividend.

From April 1, 2006, new rule for the transfer of title of shares

As soon as the buy/sell order is executed both the buyer and the seller are bound to buy and sell respectively. Three days following the execution, title to shares is transferred to the buyer upon registration in his account. All financial rights pertaining to share ownership, however, are transferred to the buyer on the day the order is executed, including the dividend.



Date of dividend payment:

May 15, 2007

Right to participate in the Company's management

Holders exercise this right at General Shareholders' Meetings either in person or by proxy. Certain appeal procedures are also open to shareholders as provided by law.
All shareholders who can vote are invited to attend the General Shareholder's Meeting irrespective of the number of shares they hold. It is a special opportunity for shareholders to communicate with the senior management and to participate in the decision making process by voting on the resolutions proposed.

General meetings

□ **An Ordinary Shareholders' Meeting** is held once a year, within six months of the end of the preceding financial year. Its purpose is to inform shareholders about the Company's progress, approve the financial statements, decide on the allocation of earnings, establish the dividend, and appoint or reappoint statutory auditors and members of the Board of Directors, as well as to authorize current management decisions.
□ **An Extraordinary General Shareholders' Meeting** is called for shareholders to approve amendments to the Articles of Association or a share capital transaction (increase, reduction, merger, etc.).
□ **A Combined General Shareholders' Meeting** brings together an Ordinary and an Extraordinary General Shareholders' Meeting on the same date.

Notice of General Shareholders' Meeting

In compliance with legal and regulatory provisions, Air Liquide publishes the following:
□ at least one month before the scheduled date of the Meeting, an advance notice of Meeting is published in the BALO (Bulletin of Mandatory Legal Announcements),
□ at least two weeks before the scheduled date of the Meeting, a notice of Meeting is published in the BALO and in the Petites Affiches (journal of legal announcements),
□ in the case of a second convening, and at least six days before the new scheduled date, a second notice of Meeting is published in the BALO and in the Petites Affiches.



How a General Shareholders' Meeting works

Quorum

A General Shareholders' Meeting is valid if the quorum of shareholders present or represented is reached. This is:
□ for an Ordinary General Shareholders' Meeting, 20% of shares with voting rights on the first convening, no quorum required for the second convening.
□ for an Extraordinary General Shareholders' Meeting, 25% of shares with voting rights on the first convening, 20% on the second. If a quorum is not achieved on first convening, a second meeting must be convened.

Majority

Resolutions are passed:
□ for an Ordinary General Shareholders' Meeting, by a simple majority (50%) of shares present or represented.
□ for an Extraordinary General Shareholders' Meeting, by a majority of two-thirds of shares present or represented.



Invitation to Meetings and the Shareholders' Guide/ Summarized Annual Report are sent to all Air Liquide shareholders, irrespective of the number of shares held:

directly by Air Liquide in the case of registered shares, or
through a financial intermediary in the case of bearer shares.

Other sources of information include financial notices published in the financial press, Shareholder Services and Air Liquide's website.

Moreover, the full Annual Report, containing the reports of the Board of Directors and its Chairman, and also the statutory auditors' report, are available on request either on CD Rom or paper form.



Attending a General Meeting

In compliance with the law and the Articles of Association, the following persons holding shares three days before the Meeting, may attend, be represented, or vote by mail:

- holders of registered shares,
- holders of bearer shares who provide proof through their financial intermediary that their shares are registered in the financial intermediary's records.

If your admission card arrives late

You may still attend, subject to proof on arrival of:

- your identity in the case of registered shares,
- your identity and registration in the investor's account of your financial intermediary in the case of bearer shares, by producing a certificate of participation, made out by your account holder in the three days preceding the Shareholders' Meeting.

In the case of divided shares

By decision of the Extraordinary General Shareholders' Meeting of May 31, 1990, undivided co-owners of shares are represented by the holder having title to usufruct at both Extraordinary and Ordinary Shareholders' Meetings.



Shareholders planning to attend the Meeting

are encouraged to send in their admission card applications as early as possible:

directly to Air Liquide in the case of registered shares,

to the financial intermediary in the case of bearer shares.

The admission card and the Shareholders' information package are sent directly by Air Liquide.

All shareholders attending valid shareholders' Meetings receive an attendance fee (€10 in 2007).



General Shareholders' Meeting online

The General Shareholders' Meeting is webcast for live viewing or playback. The Meeting is broadcast in English and French on the Company website. The invitation of meeting and voting forms are available on the website.

Voting

Each share with voting rights gives the shareholder, or proxy, one vote (1 share = 1 vote). The General Meeting deliberates on agenda items usually established by the Board of Directors. Shareholders not wishing to or unable to attend may:

- use an absentee ballot,
- appoint another shareholder or a spouse as their proxy,
- appoint the Chairman as their proxy.

Absentee ballot or proxy voting forms should be returned to:

- Air Liquide for registered shares,
- the financial intermediary for bearer shares.

The financial intermediary will forward the form to Air Liquide, indicating the number of shares held.

All forms must be received by Saturday 5 May 2007.

In compliance with the law, for each proxy form returned to Air Liquide that does not appoint a specific proxy, the Chairman of the meeting votes as follows: one vote in favor of resolutions proposed or approved by the Board of Directors and one vote against any other resolutions.

One or more shareholders representing a legally defined minimum percentage of capital may propose draft resolutions to be added to the agenda up to and including April 14, 2007. The capital quota varies with the size of the Company's capital and currently stands at 0.51% for Air Liquide.



Electronic voting

Air Liquide introduced an electronic voting system in 2001 to facilitate casting and counting of votes during General Meetings.



Staying informed after the General Shareholders' Meeting

Comprehensive Minutes of the General Shareholders' Meeting in English and French are sent directly to all registered shareholders and to all holders of bearer shares who voted at the General Shareholders' Meeting, or delegated their voting rights. The Minutes are also available on the Company website and can be requested through Shareholder Services. Finally, Minutes can be consulted at corporate headquarters at any time.

Participation rights – capital transactions

Shareholders have the following rights during share issues and allocations.

Preferential subscription rights

In the event of a public issue, existing shareholders are entitled to priority treatment. They may subscribe to the capital increase in proportion to the number of shares held. The right attached to a listed share can be traded on the market. In certain cases the Company may request shareholders to waive this subscription right at an Extraordinary General Shareholders' Meeting.



Share price adjustment

When the capital is adjusted (issue of new shares, share split, etc.), previous share prices must be adjusted accordingly. Example: The one for ten bonus share allocation of June 12, 2006, led to an adjustment in the Air Liquide closing price on December 31, 2005, from €162.50 to €147.73 (162.50x 10/11).

Allocation rights

In the event of capitalization of earnings, reserves, premiums or contributions, the Company may issue new shares and allocate them free to shareholders. In recent years, Air Liquide has regularly allocated such bonus shares, which increases the number of shares held by shareholders, and leads to a downward adjustment of the share price.
Air Liquide has always paid a stable or increasing dividend and, as a result, the total dividend payout has increased proportionately.
Fractionnal rights from recent bonus allocations are no longer tradable.
Air Liquide sells the shares corresponding to these rights on the market and pays the proceeds to the shareholders concerned. This is done:

- directly by Air Liquide in the case of direct registered shares, or
- through financial intermediaries for bearer or intermediary registered shares.

In the case of a free share issue, the newly created shares have exactly the same tax status as the shares from which they stem. Please note that their purchase price is zero and that this subsequently reduces the average purchase price of your line.



Advantage of holding registered shares: +10%

Shares registered by December 31 of any given year and held continuously in registered form for more than two calendar years receive an additional 10% in the number of bonus shares allocated.

Registered shareholding

146.000 registered shareholders,
including **52.000** direct registered shareholders
32% of the capital
49% of individual shareholders' shares were registered

Service +: **registered shareholding**

	Bearer shares	Registered shares
Air Liquide knows you		+
Direct contact with Shareholder Services		+
Dividend	+	+
Dividend increased by 10% after two calendar years [1]		+
Bonus share allocation	+	+
Bonus share allocation increased by 10% after two calendar years [1]		+
Personalized relationship: receive shareholder information and the invitation of the General Shareholders' Meeting directly from Air Liquide - easier access to the General Shareholders' Meeting		+

(1) Shares registered by December 31 of any given year and held continuously in registered form for more than two calendar years.

Service ++: **direct registered shareholding**

- **€0** for handling, or management fees on standard transactions,
- dividend **payment: direct, fast and free of charge,**
- **placement** of **buy/sell orders** at **low rates**, via Shareholder Services or **directly online**, with access to direct registered share accounts and pending orders **24/7**,
- **personalized counseling** for all transactions.

What about **you**?

Registering your shares, or converting them to direct registered shares, is:

- **profitable:** a loyalty bonus is given (+10% on dividends and bonus shares) to registered shares that have been held for two or more calendar years.
- **easy:** opening an account is easy as is transferring shares with a French financial intermediary. Transferring shares from non-French accounts can be more complex. Shareholder Services is available to help you complete the necessary procedures.
- **convenient:** direct registered shares remain available at any time and the dividend is paid directly without delay.
- **economical:** there are no handling or management fees on standard transactions for direct registered shares.

You can find the relevant forms for registering your shares in the centerfold of this guide.

How do you convert your shares **to intermediary registered shares**?

All you have to do is to forward the form "Conversion to intermediary registered shares" available in the centerfold of this guide, on the Internet or through Shareholder Services to your financial intermediary. He will then request registration from Air Liquide while continuing to manage your account. This transfer is generally made free of charge, but this depends on your financial intermediary.

How do you convert your shares **to direct registered shares**?

All you have to do is to forward the form "Conversion to direct registered shares" to your financial intermediary. To do this, you can use the form available in the middle of this guide, on the Internet or through Shareholder Services. Your financial intermediary will then transfer your shares. In addition, make sure you ask him to forward the information on the average share price at the moment of transfer to Shareholder Services. The eventual cost of this transaction depends on the standard conditions proposed contractually by your financial intermediary. It is Air Liquide that will then manage your account and be your sole contact.

Opening a direct registered **share account**

This is an easy operation: you simply need to fill out the Account Agreement available in this guide or from www.airliquide.com. The agreement specifies the working conditions of the direct registered share account.

Following any transaction that credits your account (purchases, transfers, gifts, etc.), you will receive an account statement and information specifying your ID number and access code to view your account and place stock orders over the Internet.



Regular information on your account

Direct registered shareholders will also receive an account statement:

- **every year at the beginning of the year (status as of December, 31 of the previous year),**
- **following any transaction that changes your situation.**

For more information, please contact Shareholder Services.

Tax

Registered shares are treated in the same way as non-registered shares for tax purposes. In the case of direct registered shares, Air Liquide sends out an individual tax form at the beginning of every year to French residents. The form details dividend payments and the gross value of shares sold during the year. Air Liquide is subject to the same rules of disclosure to the tax authorities as are other financial intermediaries. If you sold shares in the previous year, you may have to calculate the capital gain or loss. Shareholder Services can help you calculate the average price of direct registered shares, depending on the available information.

Shareholders outside France receive a tax statement in the weeks following dividend payment.

Wealth tax

For direct registered shareholders, the situation of your account on December 31 is valued for the calculation of the wealth tax by either of two methods proposed by the tax authorities. You may choose:

- **either the closing price on December 31, 2006: €179.90**
- **or the average closing price for the last 30 trading days of 2006: €175.50**

Stock Savings Plan (PEA)

Shares included in Stock Savings Plan accounts can be held in bearer form or in intermediary registered form.


AIR LIQUIDE
TM

Loyalty bonus

Since 1996, Air Liquide has offered a loyalty bonus for all shares registered by December 31 of a given year and held continuously in this form for over two years. Registered shareholders benefit from an increase of 10% on the dividend and the number of bonus shares allocated.



Maintening the loyalty bonus in the case of inheritance or gifts,

for registered shares. Beneficiaries or assignees with a family or other relevant relationship to the giver or the deceased inherit the right to the bonus dividend and free bonus share allocations to which the giver or deceased was entitled. The shares must continue to be held in registered form.

Buying and selling direct registered shares

Placing a buy/sell order

You can place your buy/sell order directly on the Shareholders' section at www.airliquide.com. You can also communicate your order directly to Shareholder Services by mail, fax or phone along with written confirmation. A standard order placement form is available from Shareholder Services or on www.airliquide.com.

Cover rule

On Internet, buy orders can only be placed up to the number of shares already held in your account
For buy orders exceeding the number of direct registered shares you already hold, please contact Shareholder Services.

How long does it take?

Your order is immediately forwarded to ProCapital for execution. Air Liquide does not offer a Deferred Settlement Service (SRD).

Order execution fees

- Air Liquide Shareholder Services charges **no fees for its services.**
- **Brokerage fees:** 0.30% of the gross amount of the transaction (minimum €5 per order). Subject to VAT at the rate of 19.6% depending on shareholder's country of residence.
- **Stock Exchange tax:** 0.30% of the gross amount for transactions between €7,667 and €153,000 and 0.15% for transactions above €153,000 (capped at €610) depending on shareholder's country of residence.

Settlement

On executing your order, ProCapital sends you a statement including transaction terms, fees and payment method. You are kept informed of the situation should your order not be executed, or if it is automatically cancelled at the end of the validity period. Your buy order must be paid by check payable to ProCapital.


AIR LIQUIDE
Publications
Contact

Managing your direct registered shares account online

In the "Shareholder information" pages of Air Liquide's website **www.airliquide.com,** you can:

- **view** your account status and account history,
- **place** your buy and sell orders directly,
- **download** Account Agreement, share conversion, and order placement forms.

REGISTERED SHAREHOLDING

Financial glossary

Adjusted price
Share price adjusted to take account of changes in capital (issue of new shares, share split, etc). The adjusted share price is used to produce meaningful comparisons of price changes over time.

Basic earnings per share (EPS)
Consolidated Net Profit divided by the number of shares in circulation.

Bond
Tradable security issued by a public or private company, a group or a government. Bonds carry fixed interest for a specific period and are redeemable on maturity.

Bonus dividend
Dividend increased by a maximum of 10%, granted to loyal shareholders for all direct shares held continuously for more than two calendar years.

Bonus share allocation
Transaction by which the company issues new shares at no cost to shareholders in proportion to the number of shares already held. Air Liquide has allocated bonus shares on a regular basis.


CAC 40
Stock market index, weighted by the free float, which tracks the 40 most actively traded stocks on the Euronext regulated markets in Paris. Inclusion is based on size and liquidity criteria.

Capital employed
Financial resources used by a company to develop its business. It is the sum of equity, minority interests and net debt.

Capital gain
Gain realized on the sale of a security, that is, the difference between its sale price and its original purchase price, or book value.

Cash flow
Cash generated by a company's operations. It is either reinvested or distributed to shareholders (dividends). Cash flow corresponds roughly to after-tax earnings plus depreciation and amortization, less minority interests.

Custody account fees
Fees charged by a financial intermediary for maintaining share records. They generally represent a percentage of the portfolio or a set fee per line of shares held. Air Liquide's Shareholder Services provides this service free of charge for shares held in a direct registered account.

Deferred settlement service (SRD)
Service available for the most traded stocks through which settlement for orders or delivery of shares is deferred to the last trading day of the month. Air Liquide shares are eligible for this service.

Dividend
The part of the company's Net Profit distributed to shareholders. Shareholders determine the dividend at the General Shareholders' Meeting after approval of the financial statements and the allocation of earnings proposed by the Board of Directors.

Euronext Paris
Name of the firm which organizes, manages and develops the securities market, and acts as market regulator (financial transactions, monitoring of companies listed on the stock market) with the delegated authority of France's Financial Market Authority.

Euro stoxx 50
Stock Exchange index composed of 50 of the highest capitalizations and most actively traded stocks listed in the eurozone.

Face value
The issue price of a share as defined in a company's Articles of Association. A company's total capital is the face value of the share multiplied by the number of shares in circulation.

Fractional right
Part of a share that cannot be distributed in the case of a bonus share allocation or subscription if the number of shares held is not a multiple of the transaction. Example: in a 1 for 10 bonus share allocation, a shareholder holding 125 shares is allocated 12 new shares and 5 fractional rights (i.e., the equivalent of half a share).

Free float
The part of a company's capital in public ownership and tradable on the stock markets. The higher the free float, the greater the liquidity of the shares. 100% of Air Liquide's capital is floated.

Free grants of shares
Means of remuneration that grants free shares of the Company to all the employees or a specific employee category. The employee only becomes the owner of the shares after a given acquisition period and according to the plan's conditions. The employee must then keep his shares for a blocked period defined by the allocation plan. The shares may be sold only after a minimum period of 4 years.

French Financial Market Authority (AMF)
It governs and oversees the conduct and professional ethics of the markets and protects the interests of investors and shareholders.



Goodwill
Difference between the purchase price of a company and its net tangible assets on the day of the acquisition.

IFRS (International Financial Reporting Standard)
Put into effect on January 1, 2005 to facilitate comparing companies' financial statements.

Investment club (in France)
Group of 5 to 20 individuals that jointly manages a securities portfolio by making regular payments and sharing the income and capital gains.

Liquidity
Ratio of the volume of shares traded over the total number of shares in circulation.

Market capitalization
A company's market value equal, at any given time, to the quoted share price multiplied by the number of shares in circulation.

Net Profit
Profit or loss made by the company. It is calculated by adding operating income recurring, other non recurring operating expenses, net finance costs, other net financial expenses, share of profit of associates, profit (loss) from discontinued operations, then subtracting taxes and minority interests.

Operating income recurring
Annual sales minus the cost of producing, distributing and selling products and the depreciation or amortization of capital expenditure. It indicates a company's ability to generate the margins necessary for its operation and growth.

PER (Price Earnings Ratio)
The ratio of the market price of a share over earnings per share. It is a measure of how many times the share price capitalizes earnings.

Preferential subscription right
Tradable right giving shareholders priority in subscribing to a number of new shares in proportion to the number of shares already held in the event of a share issue.

Quorum
Minimum percentage of shares with voting rights required to be present or represented for a General Shareholders' Meeting to be validly constituted.

ROCE (Return On Capital Employed)
The ratio of Net Profit before interest expenses and after taxes over average capital employed. It reflects the net return on funds invested by shareholders and those loaned by banks and financial institutions.

ROE (Return On Equity)
The ratio of Net Profit over shareholders' equity.
It represents the net return on money invested by shareholders.

Share
Tradable security representing a portion of the company's capital. The owner of a share, the shareholder, is a part-owner of the company and enjoys certain rights.

Share buyback
Transaction by which a company buys its own stock on the market, up to the limit of 10% of its capital. The transaction requires shareholder approval at the company's General Shareholders' Meeting.

Shareholders' equity
The part of the company's capital belonging to its shareholders. It includes the value of issued shares, retained earnings and Net Profit for the financial year.

Stock option
A subscription option that offers the right to buy, at a price set in advance, for a fixed period, a company's shares.

Stock split
Split of a share's face value to improve its liquidity. A stock split leads, in the same proportions, to a split in the share's market value and the multiplication of the number of shares comprising the capital.

Volatility
The degree of variation of a share over a given period. It is a risk indicator: the greater the volatility, the higher the risk.

Yield
Ratio of dividend per share over market price.

Notes

Notes

Index



Useful addresses and websites

AMF
(French Financial Market Authority)
17, place de la Bourse
75082 Paris Cedex 02
Tel: +33 1 53 45 60 00
www.amf-france.org

Euronext
39, rue Cambon
75039 Paris Cedex 01
Tel: +33 1 49 27 10 00
www.euronext.com

L'Air Liquide S.A.
run by a Board of Directors,
the Company was established
for the study and application of
processes developed by Georges
CLAUDE with issued capital of
€1.325.557.618

Corporate headquarters
75, quai d'Orsay
75321 Paris Cedex 07
Tel: +33 1 40 62 55 55
R.C.S. Paris 552 096 281

Air Liquide would like to thank its shareholders, customers and employees who collected or contributed to these photographs.

Design and production: Air Liquide Communication Department

EURO RSCG C&O
+ 33 (0) 1 58 47 93 93 – www.eurorscg.fr

Photo credits: Air Liquide ; Gamma ; G.Korganow ; Olivier Panier des touches ; Antoine Picart ; Philippe Stroppa ; Bruno Suet ; Tarik El Sakhawi ; Manuel Vasquez ; Grégoire Vieille ; X



This booklet was printed on "Condat Silk", ISO 9001 certification. PEFC label. In order to guarantee to the consumer that he or she is buying wood without contributing to deforestation, this certification label means that forest management must meet the requirements of sustainable development.

2007 events

Financial Agenda

APRIL
25
1st quarter 2007 revenue

MAY
15
Dividend payment

AUGUST
3
1st half 2007 consolidated revenue and results

MAY
9
Shareholders' General Meeting

JUNE
13
Stock split dependent on vote at Shareholders' Meeting

OCTOBER
25
3rd quarter 2007 revenue

Regional information meetings

APRIL
4
in Strasbourg, organized by the newspaper *Le Revenu*

MAY
30
meeting chaired by Benoît Potier at the Air Liquide Village in Lyon

OCTOBER
4
in Dijon, organized by FFCI (French Federation of Investment Clubs)

MAY
24
meeting chaired by Benoît Potier at the Air Liquide Village in Nice

JUNE
18
in Brussels, organized by the newspaper *Investir*

OCTOBER
8
in Reims, organized by FFCI (French Federation of Investment Clubs)

"Actionaria" shareholder fair

NOVEMBER
16 - 17
Shareholder fair
Palais des Congrès
Paris (France)

Air Liquide's responsibility towards its shareholders, formalized in the **Shareholders' Charter,** is based on **four commitments**

- **Consideration** and respect for all shareholders
- **Shareholder remuneration and increased investment value** over the long-term
- **Listening** to and informing shareholders
- Shareholder **Services**

Have you thought about registering your shares?

Refer to forms in the centerfold and the information on page 36.

Contact us



Shareholder Services
75, quai d'Orsay
75321 Paris Cedex 07



Toll-free number
N° Vert 0 800 16 61 79
or + 33 1 57 05 02 26
from outside France



shareholders@airliquide.com
www.airliquide.com



Stock Exchange orders:
Tel:+33 (0) 1 40 62 50 82
or 50 35 or 52 41
Fax:+ 33 (0) 1 40 62 57 50


END


AIR LIQUIDE